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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                                 SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                               (Amendment No....)

                             ANTENNAS AMERICA, INC.

                                (Name of Issuer)

                                  Common Stock

                         (Title of Class of Securities)

                                   036727 105

                                 (CUSIP Number)

                               December 17, 1999
             (Date of Event Which Requires Filing of this Statement)

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







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CUSIP No. 036727 105

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    (1) Names of Reporting Persons
        I.R.S. Identification Nos. of Above Persons (entities only)

        Barry F. Nathanson

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    (2) Check the Appropriate Box if a Member of a Group (See Instructions)....
        (a).........[   ]
        (b).........[   ]

        N/A

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    (3) SEC Use Only...........................................................

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    (4) Citizenship or Place of Organization.     United States

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    Number of Shares                 (5) Sole Voting Power            8,777,366
    Beneficially                     __________________________________________
    Owned                            (6) Shared Voting Power          0
    by Each                          __________________________________________
    Reporting                        (7) Sole Dispositive Power       8,777,366
    Person                           __________________________________________
    With                             (8) Shared Dispositive Power     0

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    (9) Aggregate Amount Beneficially Owned by Each Reporting Person  8,777,366
        (See Item 4)

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    (10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)

         N/A

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    (11) Percent of Class Represented by Amount in Row 9
         9.5% (based on 92,200,479 shares of common outstanding as of November 10, 1999, pursuant to the 10Q of the Company, dated November 19, 1999)

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    (12) Type of Reporting Person (See Instructions)   IN

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    (14) Check the appropriate box to designate the rule pursuant to which this
         Schedule is filed:
         [ ] Rule 13d-1(b)
         [X] Rule 13d-1(c)
         [ ] Rule 13d-1(d)

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Item 1

Item 1(a) Name of Issuer:  ANTENNAS AMERICA, INC

Item 1(b) Address of Issuer's Principal Executive Offices:
                                                   4860 Robb Street 101
                                                   Wheat Ridge, Colorado 80833

Item 2

2(a) Name of Person Filing:  Barry F. Nathanson

 ...............................................................................
2(b) Address or Principal Business Office or, if none, Residence:
                                                   6 Shore Cliff Place
                                                   Great Neck, New York 11023

 ...............................................................................
2(c) Citizenship:  U.S.

 ...............................................................................
2(d) Title of Class of Securities:  Common Stock

 ...............................................................................
2(e) CUSIP No.:    036727 105

Item 3.

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

    a. [ ] Broker or Dealer registered under Section 15 of the Act.

    b. [ ] Bank as defined in Section 3(a)(6) of the Act.

    c. [ ] Insurance Company as defined in Section 3(a)(19) of the Act.

    d. [ ] Investment company registered under Section 8 of the Investment Company Act of 1940.

    e. [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

    f. [ ] An employee benefit plan or endowment fund in accordance with Rule 13d- 1(b)(1)(ii)(F);

    g. [ ] A parent holding company or control person in accordance with Rule 13d- 1(b)(1)(ii)(G);

    h. [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);





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    i. [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

    j. [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    a.  Amount Beneficially Owned:    8,777,366 **

    b.  Percent of class:                 9.5%

    c.  Number of shares as to which such person has:

        i.   Sole power to vote or to direct the vote                 8,777,366

        ii.  Shared power to vote or to direct the vote               0

        iii. Sole power to dispose or to direct the disposition of    8,777,366

        iv.  Shared power to dispose or to direct the disposition of  0

Item 5.

Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ]

N/A

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A






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Item 8. Identification and Classification of Members of the Group

N/A

Item 9. Notice of Dissolution of Group

N/A

Item 10. Certifications

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


On December 17, 1999, Barry F. Nathanson's subscription agreement to acquire 4,000,000 shares of Antennas America, Inc. (the "Company") common stock and a warrant to acquire 4,000,000 shares of the Company's common stock was accepted. Thereafter, Barry F. Nathanson acquired from the Company an additional 388,683 shares of the Company's common stock and a warrant to acquire 388,683 shares of the Company's common stock.


Signature.

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct

           2/24/00
 ...............................................................................
Dated

        /s/ Barry F. Nathanson
 ...............................................................................
Signature
            Barry F. Nathanson
 ...............................................................................
Name/Title